EXHIBIT 99.1

Magal Receives $2.6 Million Order for Seaport Security in West Africa

Press Release
Source: Magal Security Systems Ltd
On Monday January 3, 2011, 8:00 am EST

YAHUD, Israel, January 3, 2011 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ:MAGS - News) today announced that it has received a $2.6 million order for an integrated solution to secure a seaport in West Africa. This is the second order received within the past few weeks for a port security solution in the region.

Magal S3 will deliver an integrated solution including a variety of security systems, including DTR (taut wire) which will be deployed on a wall running several kilometers along the coastline, gates and access control, radio communications, static and PTZ cameras.

All sensors and communications will be networked to two command and control centers (a main and backup) through Fortis - Magal S3's state of the art Physical Security Information Management (PSIM) system. The system will also integrate sophisticated technologies such as cooled thermal sensors and a remote acoustic hailing device. The contract is expected to be completed during 2011.

Eitan Livneh, President and CEO of Magal S3, commented: "We are proud to be delivering this comprehensive solution to this important customer, representing a major portion of the entire port project. It is also significant as it is our second win, following another order for $21.4 million for the Mombasa port, reported just a few weeks ago."

Continued Mr. Livneh, "As security is an integral part of international trade, ports are increasingly turning to solutions such as ours in order to comply with the ISPS code (International Ship and Port Facility Security). I believe that Magal is well-positioned to secure additional business in this vertical market and specifically in this region."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

-	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

-	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

-	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal S3                                                         CCG Investor Relations
    Hagai Katz, SVP Marketing & BD
    Assistant: Ms. Elisheva Almog                  Ehud Helft/Kenny Green
    E-mail: ElishevaA@magal-s3.com              E-mail: magal@ccgisrael.com
    Tel: +972(3)539-1444                                     Tel: (US) +1-646-201-9246
    Web: http://www.magal-s3.com                  Int'l dial: +972-3-607-4717